Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

NEWS RELEASE

TEEKAY OFFSHORE PARTNERS ANNOUNCES

PRICING OF $275 MILLION 6.00 PERCENT SENIOR NOTES DUE 2019

Hamilton, Bermuda, May 22, 2014 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it has priced its previously announced public offering of an aggregate principal amount of $275 million of senior unsecured notes due 2019 (the Notes). The Notes will bear interest at a rate of 6.00 percent per year, payable quarterly on January 30, April 30, July 30 and October 30 of each year, beginning on July 30, 2014. The Partnership has granted the underwriters of the offering a 30-day option to purchase up to an additional $41.25 million of the Notes on the same terms and conditions. The offering is expected to close on May 30, 2014, subject to customary closing conditions.

The Partnership expects to use the net proceeds from the public offering for general partnership purposes, including funding newbuilding installments, capital conversion projects and future acquisitions of vessels from Teekay Corporation or third parties. Pending the application of funds for these purposes, the Partnership expects to repay a portion of its outstanding debt under certain of its credit facilities.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership and owns interests in 35 shuttle tankers (including two chartered-in vessels and one HiLoad Dynamic Positioning (HiLoad DP) unit), five floating production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one committed FSO conversion unit), four long-haul towing and anchor handling vessel newbuildings and four conventional oil tankers. The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore also has rights to participate in certain other FPSO, shuttle tanker and HiLoad DP opportunities provided by Teekay Corporation (NYSE:TK), Sevan Marine ASA (Oslo Bors: SEVAN) and Remora AS.

Teekay Offshore intends to apply to have the Notes listed on the New York Stock Exchange.

The joint book-running managers and structuring agents for this offering are Sterne, Agee & Leach, Inc. and DNB Markets, Inc. ABN AMRO, Raymond James and Scotiabank are acting as co-managers for this offering.

Copies of the preliminary prospectus supplement, final prospectus supplement (when available) and accompanying base prospectus (together, the Prospectus) related to this offering may be obtained from Sterne, Agee & Leach, Inc., Prospectus Department, 277 Park Avenue, New York, New York 10172, Email: syndicate@sterneagee.com; or DNB Markets, Inc., 200 Park Avenue, 31st Floor, New York, New York, 10166, Tel.: (212) 551-9814.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of the Prospectus. The Notes will be offered and sold pursuant to an effective registration statement on Form F-3, which was filed with the Securities and Exchange Commission (the SEC) on May 20, 2014, and the Prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under applicable securities laws.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442